Exhibit 11

CONSENT

We hereby consent to the inclusion in this Form 1-K of our report dated April 30, 2025 with respect to the balance sheets of Howloo, Inc. as of December 31, 2024 and 2023 and the related statements of operations, stockholders’ equity/deficit and cash flows for the years ended December 31, 2024 and 2023 and the related notes to the financial statements.

SetApart Accountancy Corp

April 30, 2025

Los Angeles, California